Wachtell, Lipton, Rosen & Katz

767 Fifth Avenue	51 West 52nd Street
New York, NY 10153-0119	New York, New York 10019
+1 212 310 8000 tel	212.403.1000 (telephone)
+1 212 310 8007 fax	212.403.2000 (facsimile)

Thomas A. Roberts	David A. Katz
+1 212 310 8479	212.403.1309 (tel.)
thomas.roberts@weil.com	DAKatz@wlrk.com

VIA EDGAR TRANSMISSION

AND BY FACSIMILE

January 19, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Office of Mergers & Acquisitions

Re:	Kinder Morgan, Inc.
Filed on January 19, 2012
File No. 333-177895

Dear Ms. Ransom:

Pursuant to our telephone conversation with you this morning and on behalf of our clients, Kinder Morgan, Inc. (“Kinder Morgan” or the “Company”) and El Paso Corporation (“El Paso” and, together with Kinder Morgan, the “parties”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to Kinder Morgan (File No. 333-177895) of January 13, 2012 with regard to the above captioned Registration Statement on Form S-4 filed by the Company on November 10, 2011, as amended by Amendment No. 1 filed on December 14, 2011 and Amendment No. 2 filed on January 3, 2012 (the “Registration Statement”).

As discussed, the Company is submitting supplementally this letter, which also includes proposed revisions to the Registration Statement to be included in Amendment No. 3, in response to the Staff’s comments.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 19, 2012

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

The Transactions, page 93

Background of the Transactions, page 97

1. We note your response to comment 13 in our letter dated December 29, 2011 that “the management and board of directors of El Paso limited Goldman Sachs’ role after September 12, 2011 … and Goldman Sachs acted in accordance with such limited role after September 12, 2011, although the engagement letter between Goldman Sachs and El Paso was not executed until October 6, 2011.” Please state this in your filing. We note the disclosure added in response to prior comment 21 in our letter dated December 9, 2011 is insufficient in this regard.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 103 of Amendment No. 3 has been revised.

New El Paso Stockholders Making Elections, page 182

Proration and Adjustment Procedures, page 184

2. We note your response to comment 23 in our letter dated December 29, 2011 and the related revision in your filing on pages 184 and 185. Please revise to provide this disclosure in the forepart of your prospectus or tell us why you believe this is unnecessary. We reissue comment 23 in our letter dated December 29, 2011 as it pertains to this point.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 20 of Amendment No. 3 has been revised.

Unaudited Pro Forma Condensed Combined Financial Information, page 390

Unaudited Pro Form Condensed Combined Balance Sheet Adjustments, page 395

(b), page 395

3. We have read your response to comment 28 in our letter dated December 29, 2011 and your addition to the filing on page 395 that your value for the warrant consideration was assumed, jointly agreed to and primarily for tax purposes. While we understand that the price at which the warrant will trade or ultimate value of such warrants cannot be

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 19, 2012

determined with certainty, the value ascribed to the warrants should be fair market value and should be disclosed as such. Please explain to us why the fair market value of a warrant is equal to the value that Kinder Morgan and El Paso assumed for tax purposes.

The value ascribed to the warrants is the estimated fair value determined in accordance with ASC 820, Fair Value Measurements and Disclosures. In response to the Staff’s comment, the disclosure in the Registration Statement on page 396 of Amendment No. 3 has been revised.

(e), page 397

4. We have read your response to comment 30 in our letter dated December 29, 2011. Please explain whether you expect to record a regulatory offset to the fair value adjustments of El Paso debt and the reason(s) for your accounting. Please address whether your authorized rate of return is based on the actual cost of borrowings. If so, please explain why a similar valuation methodology to how you value regulated assets has not been employed to value regulatory debt. In this regard, we presume that replacement of El Paso debt with lower cost debt would impact future rates. If so, please help us understand why regulation would not be a similar factor in reflecting adjustment(s) to those liabilities to reflect them at their regulatory value.

Kinder Morgan believes that the determination as to whether such regulatory offset should be recorded is dependent on the specific facts and circumstances associated with the entities involved and their regulator’s actions. Kinder Morgan does not expect to record a regulatory offset to the fair value adjustments to El Paso’s debt. ASC 980-340-25-1 provides that recognition of a regulatory asset is only appropriate if recovery of an incurred cost is deemed probable. In order to record a regulatory offset to the fair value adjustment, Kinder Morgan would need to replace the El Paso debt that relates to the regulated subsidiaries (Kinder Morgan does not have the intent to do so at this time). Absent a specific transaction to refinance such debt, the Federal Energy Regulatory Commission (“FERC”), the regulator of interstate natural gas pipelines, does not provide a mechanism for recovery of the fair value adjustment. The fair value adjustments to El Paso’s debt are being made by the acquirer, Kinder Morgan, Inc., pursuant to ASC 805, Business Combinations, and cannot be recorded on the stand-alone FERC books of the individual pipelines (sometimes referred to as “utilities”). Thus, the utilities’ books will not have a fair value of debt adjustment to offset. Since the utilities’ books are not impacted by the fair value of debt adjustments or an offsetting regulatory asset, Kinder Morgan would have to set up a regulatory asset on its books to offset a cost that has not been incurred by the utility and is not recognized by the regulator. Recording a regulatory offset would be inconsistent with ASC 980-340-25-1 which provides for recognition of an asset only in conjunction with incurred costs.

In the case of a specific transaction to refinance the utilities’ debt where a cost will be incurred, Kinder Morgan believes that the determination as to whether a regulatory asset should be recorded is dependent on the specific facts of the particular refinancing. In the ratemaking process, the recovery of the cost of debt by a utility (1) may incorporate the actual cost of the utility’s borrowings and capital structure, (2) may be based on the parent’s capital structure with an assigned cost of borrowing, or (3) may be based on a theoretical capital structure with an assigned cost of borrowing. Currently, the authorized rates of return for El Paso’s regulated pipelines are based on the actual cost of borrowings. However, for Kinder Morgan’s wholly owned pipelines, the authorized rate of return has not historically been based on the pipeline’s

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 19, 2012

capital structure. The inclusion of the actual cost of borrowings and the utility’s actual capital structure in ratemaking is typically determined based on the regulator’s assessment that the capital structure of the utility is reasonable. If the FERC were to determine that the capital structure of a utility was not reasonable, it may either require the utility to use the capital structure of its parent or impute a theoretical capital structure with an assigned cost of borrowing.

The allocation between debt and equity in the capital structure of a utility is not prescribed by the FERC. The utility has the ability to determine the proportion of long-term debt in its capital structure and has the ability to repurchase debt without the approval of the regulator. The effect of regulation differs between long-term debt and rate base assets in that the use of rate base assets outside of regulation is neither “legally permissible” nor “financially feasible” because of the public’s interest in the use and disposition of these assets. The fact that the FERC allows for variability in the capital structures of utilities proves that the debt is not restricted in its use in the same manner as rate base assets are. This supports Kinder Morgan’s fair value adjustments to El Paso’s debt and is the reason why a similar valuation methodology for El Paso’s regulated assets was not utilized in the pro forma financial statements.

In the case of an actual repurchase of debt within a utility, future recovery of the costs of repurchasing debt may or may not be allowed by the regulator. Losses on debt extinguishment give rise to a regulatory asset among utilities when probable of recovery. However, there are situations in which a company may decide to repurchase utility debt as part of a broader restructuring. In some of these situations, the repurchase may be done for the benefit of the parent and the benefit may not accrue to the utility, thus in isolation, the transaction may not be economic for that specific utility. In such a situation, depending on the facts and circumstances, the potential exists for the FERC to disallow through the ratemaking process the recovery of the specific costs of repurchasing the debt. The repurchase of the utility’s debt also may create the potential that the FERC will determine the capital structure to be unreasonable and will assign a theoretical capital structure to the utility. In this case, the specific costs of repurchasing the debt may not be allowed for recovery through the ratemaking process.

Based on the above, Kinder Morgan does not believe that a regulatory offset to the fair value adjustments to El Paso debt meets the definition of a regulatory asset and should not be recorded.

Exhibit 8.1

5. We note your response to comment 35 in our letter dated December 29, 2011 and the related revisions in your filing. Please revise section (i) of the last bullet point on page 178 to clarify that the amount of cash referenced does not include cash in lieu of a fractional share, which counsel states in paragraph 3 of this tax opinion. Similarly, please revise the first bullet point under the section “If the merger consideration you receive consists only of cash and warrants” on page 179 to include the parenthetical to conform to paragraph 4 of this tax opinion.

In response to the Staff’s comment, the disclosure in the Registration Statement on pages 179 and 180 of Amendment No. 3 has been revised.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Tom (212-310-8479), Jay Tabor (212-746-7889) or David (212-402-1309) or, if more

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

January 19, 2012

convenient, contact us via e-mail (thomas.roberts@weil.com, jay.tabor@weil.com or dakatz@wlrk.com).

Sincerely,	Sincerely,

/s/ Thomas A. Roberts	/s/ David A. Katz

Thomas A. Roberts	David A. Katz

cc:	Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan, Inc.

Robert W. Baker
Executive Vice President and General Counsel
El Paso Corporation

R. Jay Tabor
Partner
Weil, Gotshal & Manges LLP

Gary W. Orloff
Partner
Bracewell & Guiliani LLP

Upon completion of the second merger, each share of New El Paso common stock issued and outstanding immediately prior to the effective time of the second merger (excluding shares held by New El Paso in treasury, any shares held by Kinder Morgan, Merger Sub Two or Merger Sub Three and any shares held by any other subsidiary of Kinder Morgan or New El Paso and dissenting shares in accordance with Delaware law) will be converted into the right to receive, at the election of the holder but subject to proration with respect to the stock and cash portion so that approximately 57% of the aggregate merger consideration (excluding the warrants) is paid in cash and approximately 43% (excluding the warrants) is paid in Kinder Morgan Class P common stock, one of the following:

•

0.9635 of a share of Kinder Morgan Class P common stock (which, based on $32.83, the closing price of Kinder Morgan Class P common stock as of January 18, 2012, had a value of $31.63 on a rounded basis) and 0.640 of a warrant (which has an assumed value of $0.96 and is referred to as the “Per Share Warrant Consideration”) to purchase one share of Kinder Morgan Class P common stock (any such election referred to as a “stock election”);

•	$25.91 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “cash election”); or

•

0.4187 of a share of Kinder Morgan Class P common stock (which, based on $32.83, the closing price of Kinder Morgan Class P common stock as of January 18, 2012, had a value of $13.75 on a rounded basis), $14.65 in cash without interest and the Per Share Warrant Consideration (any such election referred to as a “mixed election”).

The closing price of El Paso common stock as of January 18, 2012 was $26.98 per share.

Below are two examples of how the proration and adjustment procedures would work with respect to the stockholder elections if (a) the cash consideration is oversubscribed and (b) the cash consideration is undersubscribed.

If 75% of the shares made a cash election and 25% made a stock election (so that the cash consideration is oversubscribed), then the cash election shares would be prorated such that rather than receiving $25.91 per share in cash, each share would receive $19.53 in cash and 0.2371 shares of Kinder Morgan Class P common stock. Each stock election share would receive 0.9635 shares of Class P common stock. Each New El Paso share would also receive 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock.

If 25% of the shares made a cash election and 75% made a stock election (so that the cash consideration is undersubscribed), then the stock election shares would be prorated such that rather than receiving 0.9635 shares of Class P common stock each, each share would receive $10.90 in cash and 0.5583 shares of Kinder Morgan Class P common stock. The cash election shares would receive $25.91 per share in cash. Each New El Paso share would also receive 0.640 of a warrant to purchase one share of Kinder Morgan Class P common stock.

Across the potential scenarios, regardless of the outcome of the elections, there will be the same aggregate number of shares of Kinder Morgan Class P common stock issued and the same aggregate amount of cash paid to New El Paso stockholders.

See “The Transactions—New El Paso Stockholders Making Elections—Proration and Adjustment Procedures” for more information on how the proration and adjustment procedures work.

Kinder Morgan will not issue any fractional shares of Kinder Morgan Class P common stock or fractional warrants in the second merger. Instead, a stockholder of New El Paso who otherwise would have received a fractional share of Kinder Morgan Class P common stock or fractional warrant will be entitled to receive, from approximately 19 percent ownership interest in Kinder Morgan. Being aware of Goldman Sachs’ ownership interest in Kinder Morgan and the related potential conflicts of interest, the board determined to engage a financial advisor other than Goldman Sachs in connection with the Kinder Morgan proposal and engaged Morgan Stanley for that purpose. The board’s decision to engage Morgan Stanley was based on Morgan Stanley’s qualifications, expertise, reputation, independence and prior work with El Paso. The board also retained Morgan Stanley to provide it with a fairness opinion in connection with the potential acquisition of El Paso by Kinder Morgan, and subsequent to this meeting, in conducting its financial analyses and presenting those analyses to El Paso’s board of directors, Morgan Stanley worked independently of Goldman Sachs. At this meeting, the board also determined that it was still beneficial for the time being to continue to receive valuation advice from Goldman Sachs so that the El Paso board of directors could be in the best position to compare all alternatives, specifically including the proposed spin-off transaction and related matters.

Also on September 5, 2011, following the meeting of the board of directors of El Paso, Mr. Foshee met with Mr. Kinder to discuss Kinder Morgan’s proposal, and Mr. Foshee provided Mr. Kinder with a response letter on behalf of the board of directors of El Paso. El Paso’s response letter noted that Kinder Morgan’s proposal of August 30, 2011 was not compelling as it significantly undervalued El Paso and its prospects as it separates into two independent publicly traded companies. The letter also noted that El Paso’s board of directors and management team are committed to creating value for El Paso’s stockholders.

Between September 5, 2011 and September 8, 2011, management of Kinder Morgan had a series of discussions with representatives of Evercore and Weil, Gotshal & Manges LLP, counsel to Kinder Morgan and its board of directors (referred to as “Weil”), to discuss potential responses to the El Paso letter. On September 8, 2011, representatives of Kinder Morgan began discussions with Barclays Capital with respect to the potential transaction involving El Paso.

On September 9, 2011, the Kinder Morgan board of directors held a discussion with management, Evercore and Barclays Capital to receive an update on the status of discussions between Messrs. Kinder and Foshee and to discuss possible responses to the letter received from El Paso on September 5, 2011. The members of the Kinder Morgan board of directors who participated in the discussion expressed their support for sending a letter to El Paso that would indicate that Kinder Morgan would expect to release its offer to El Paso’s stockholders and the public should El Paso again reject its proposal.

On September 9, 2011, Mr. Kinder sent a response letter to Mr. Foshee noting Kinder Morgan’s disappointment with El Paso’s rejection of its August 30, 2011 offer but noting that Kinder Morgan would consider improving its offer if permitted to conduct limited due diligence. The letter noted Kinder Morgan’s belief that given that El Paso had previously outlined the potential advantages of the proposed spin-off in public filings, El Paso’s then-current share price (which was $18.69, based on the closing price on September 8, 2011) reflected the market’s view of that strategy. The letter also noted that, should El Paso’s board of directors reject its proposal even with the additional potential price flexibility, Kinder Morgan would expect to release its $25.50 per share proposal to El Paso’s stockholders and to the public.

In the period between September 5 and September 12, 2011, representatives of Morgan Stanley and Goldman Sachs met with members of El Paso’s management to discuss El Paso’s operations and forecasts. Following the receipt of Kinder Morgan’s September 9th letter, the letter was shared with representatives of Morgan Stanley and Goldman Sachs and members of management had discussions with representatives of Morgan Stanley and Goldman Sachs regarding potential responses to Kinder Morgan and Kinder Morgan’s threat to make its proposal public. In the course of discussing how to respond to Kinder Morgan’s September 9th letter (which indicated that Kinder Morgan expected to publicly release its proposal to El Paso’s stockholders), El Paso management became concerned, in light of the some of the advice received from the Goldman Sachs investment banking team in Houston, that the Goldman Sachs investment bankers were receiving pressure from other parts of Goldman Sachs to avoid a strategy that might result in Kinder Morgan going public with its proposal and employing a hostile approach to acquiring El Paso. As a result, El Paso management decided to limit Goldman

Sachs’ role to providing valuation advice on El Paso’s spin off and determined that Goldman Sachs thereafter would not be providing tactical advice in response to the Kinder Morgan proposal or have involvement in negotiations with Kinder Morgan. After September 12, 2011, El Paso’s board and management relied only on Morgan Stanley for tactical advice in connection with the Kinder Morgan proposal and informed Goldman Sachs that, despite Goldman Sachs’ long-term role in providing financial advisory services to El Paso, going forward El Paso would not involve Goldman Sachs in any negotiations with Kinder Morgan nor would El Paso be requesting any tactical advice from Goldman Sachs or a fairness opinion from Goldman Sachs in connection with the Kinder Morgan transaction. Management’s decision to limit Goldman Sachs’ role as described above was later confirmed by the El Paso board of directors at its first meeting following receipt of Kinder Morgan’s September 9th letter. Goldman Sachs acted in accordance with such limited role after September 12, 2011, although the engagement letter between Goldman Sachs and El Paso was not executed until October 6, 2011.

Between September 9, 2011 and September 15, 2011, management of Kinder Morgan had a number of discussions with Evercore, Barclays Capital and Weil regarding the potential public announcement of Kinder Morgan’s offer for El Paso and other potential steps that the board of directors of Kinder Morgan might consider if El Paso continued to reject Kinder Morgan’s offer.

On September 15, 2011, the El Paso board of directors met with management and its legal and financial advisors. At the meeting, before the financial advisors were present, Wachtell Lipton discussed with the board the legal framework relevant to consideration of Kinder Morgan’s letter. Discussion then ensued about Goldman Sachs’ ownership interest in Kinder Morgan and its role advising El Paso. While the board continued to believe that it was beneficial to continue to receive valuation advice from Goldman Sachs in connection with the proposed spin-off transaction, because of the potential conflict of interest of Goldman Sachs, the board determined that Goldman Sachs was not to be involved in any negotiations with Kinder Morgan or any tactical discussions with management or the board with respect to the Kinder Morgan proposal or how to respond to Kinder Morgan or any discussions with management or the board regarding the price or proposal that El Paso would be willing to entertain and that El Paso would not be requesting a fairness opinion from Goldman Sachs.

Following such time, Goldman Sachs joined the meeting, provided a description of Kinder Morgan’s proposal and presented an overview of premiums paid in selected precedent transactions (noting that there were not a lot of precedent transactions in the energy industry of comparable size). Goldman Sachs then presented the results of (1) certain financial analyses in connection with Kinder Morgan’s proposal and (2) revised financial analyses for hypothetical trading prices relating to a potential spin-off of El Paso’s exploration and production businesses. As described below in more detail, the analyses in connection with Kinder Morgan’s proposal resulted in a combined range of illustrative values for El Paso of $19.90 to $33.16 and $20.92 to $33.26, and a representative of Goldman Sachs indicated that the midpoints of the analyses were in the range of approximately $25.00 to $27.00 per share. As described below in more detail, the revised financial analyses of hypothetical trading prices relating to a potential spin-off resulted in an aggregate hypothetical trading range of $18.04 to $25.53 per share. The financial analyses performed with respect to El Paso’s exploration and production business in connection with Kinder Morgan’s proposal included an illustrative analysis of the present value of future stock prices as well as an illustrative unlevered discounted cash flow analysis.

The illustrative present value of future stock price analysis presented by Goldman Sachs discounted a hypothetical range of terminal equity values per share at an illustrative range of estimated cost of equity of 12.0% to 14.0%. The hypothetical terminal equity values per share were estimated using two methodologies:

•

One methodology applied an illustrative range of enterprise value to EBITDA multiples of 4.5x to 6.5x as applied to estimated EBITDA for 2015 as provided by management of El Paso, subtracting future net debt and dividing by future fully diluted shares. This analysis resulted in a range of illustrative values of $8.03 to $13.21 per share for the exploration and production business (referred to as the “Exploration EV / EBITDA Present Value Analysis”).

The tax consequences of the transactions will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the transactions in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Tax Consequences of the Transactions

The parties intend for each of (i) the first merger and the LLC conversion, taken together, and (ii) the second merger and the third merger, taken together, to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell Lipton, dated as of the date of the first merger, to the effect that the first merger and the LLC conversion, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is also a condition to El Paso’s obligation and Kinder Morgan’s obligation to complete the transactions that El Paso receive an opinion from Wachtell Lipton dated as of the closing date of the second merger and the third merger, to the effect that the second merger and third merger, taken together, will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions are waivable, and El Paso and Kinder Morgan will undertake to recirculate and resolicit if either condition is waived and the change in tax consequences is material. In addition, in connection with the filing of the registration statement of which this document is a part, Wachtell Lipton has delivered an opinion to El Paso and Kinder Morgan to the same effect as the opinions described above and addressing the U.S. federal income tax consequences of the transactions as described in the succeeding paragraphs and below under “Cash Instead of a Fractional Share or Fractional Warrant.” These opinions will be based on facts, representations and assumptions set forth or referred to in the opinions and on representation letters provided by El Paso and Kinder Morgan, including (i) that at least 40 percent of the proprietary interest in New El Paso will be exchanged for Kinder Morgan Class P common stock (measuring the value of Kinder Morgan Class P common stock as of the last business day before the date of the merger agreement and taking into account that the proprietary interest in New El Paso will not be preserved to the extent of any cash paid to dissenting stockholders), and (ii) that the value of the warrant per share of New El Paso common stock, based on the Black-Scholes options valuation methodology and measured as of the last business day before the date of the merger agreement, is $0.96. None of the opinions described above will be binding on the Internal Revenue Service or any court. El Paso and Kinder Morgan have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Accordingly, and as described in the opinion of Wachtell, Lipton, Rosen & Katz filed as Exhibit 8.1 to the registration statement of which this information statement/proxy statement/prospectus is a part, the material U.S. federal income tax consequences of the transactions will be as follows.

You will not recognize gain or loss upon exchanging your El Paso common stock for New El Paso common stock. The aggregate tax basis in the shares of New El Paso common stock that you receive in the first merger will equal your aggregate adjusted tax basis in the shares of El Paso common stock you surrender. Your holding period for the shares of New El Paso common stock that you receive in the first merger will include your holding period for the shares of El Paso common stock that you surrender.

•	If the merger consideration you receive pursuant to the second merger includes Kinder Morgan Class P common stock:

•

Upon exchanging your New El Paso common stock for Kinder Morgan Class P common stock, warrants and, if applicable, cash (other than cash in lieu of a fractional share or fractional warrant), you will recognize gain (but not loss) in an amount equal to the lesser of (i) the sum of the amount of cash (other than cash in lieu of a fractional share or fractional warrant) and the fair market value of the Kinder Morgan Class P common stock and warrants received, minus the adjusted tax basis of the New El Paso common stock surrendered in exchange therefor, and (ii) the amount of cash (other than cash in lieu of a fractional share or fractional warrant) you receive;

•

Your aggregate adjusted tax basis in the shares of Kinder Morgan Class P common stock and warrants that you receive in the transactions, including any fractional share or fractional warrant deemed received and sold as described below, will equal your aggregate adjusted tax basis in the New El Paso common stock you surrender (determined as described above), reduced by the amount of cash (excluding any cash received in lieu of a fractional share or fractional warrant) received and increased by the amount of gain, if any, recognized by you on the exchange (excluding any gain recognized with respect to cash received in lieu of a fractional share or fractional warrant); such aggregate adjusted tax basis will be allocated to the Kinder Morgan Class P common stock and warrants received by you based on their relative fair market values; and

•

Your holding period for the Kinder Morgan Class P common stock and warrants that you receive in the transactions (including any fractional share or fractional warrant deemed received and sold as described below) will include your holding period for the shares of New El Paso common stock that you surrender in the exchange (determined as described above).

•	If the merger consideration you receive consists only of cash and warrants:

•

Upon exchanging your New El Paso common stock for cash (other than cash in lieu of a fractional share or fractional warrant) and warrants, you will recognize gain or loss in an amount equal to the sum of the amount of cash (other than cash in lieu of a fractional share or fractional warrant) and the fair market value of the warrants received, minus the adjusted tax basis of the New El Paso common stock surrendered in exchange therefor;

•

Your aggregate adjusted tax basis in the warrants that you receive in the transactions, including any fractional warrant deemed received and sold as described below, will equal the fair market value thereof as of the effective time of the second merger; and

•	Your holding period in the warrants that you receive in the transactions will begin on the day after the effective time of the second merger.

If you acquired different blocks of El Paso common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined in your specific circumstances.

Any gain recognized will generally be capital gain, and will be long-term capital gain if, as of the closing date of the second merger and third merger, your holding period with respect to New El Paso common stock surrendered (determined as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. In some cases, if you actually or constructively own Kinder Morgan Class P common stock other than the Kinder Morgan Class P common stock you receive pursuant to the transactions, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income.

In such cases, U.S. holders that are corporations should consult their own tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code in their specific circumstances. If the second merger and the third merger, taken together, were not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the second merger would be a fully taxable transaction to each U.S. holder of New El Paso common stock, and each U.S. holder would recognize gain or loss equal to the difference between the sum of the amount of cash and the fair market value of the Kinder Morgan Class P common stock and warrants received and the U.S. holder’s adjusted tax basis in the New El Paso common stock surrendered (determined as described above) in the exchange therefor.

Cash Instead of a Fractional Share or Fractional Warrant

If you receive cash instead of a fractional share of Kinder Morgan Class P common stock or fractional warrant, you will be treated as having received the fractional share of Kinder Morgan Class P common stock or

Unaudited pro forma condensed combined income statements:

•

Interest expense will shift from continuing operations to discontinued operations in the amount of $3.1 million and $4.8 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively. Net of income taxes of 36.3% the impact is $2.0 million and $3.1 million for the nine months ended September 30, 2011 and year ended December 31, 2010, respectively.

A decrease of $100 million in the sales price would have the opposite impact to the accompanying Unaudited Pro Forma Statements.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

(b)	Represents pro forma adjustments to reflect the proposed transactions under the purchase method of accounting. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma condensed combined balance sheet. Such goodwill is not amortized but will be evaluated for impairment on, at least, an annual basis. The estimated fair values and useful lives of assets acquired and liabilities assumed are based on preliminary management estimates and are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma condensed combined balance sheet. The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the transactions based upon management’s final analysis prepared with the assistance of third party valuation advisors. The price at which the warrants will trade, as well as the ultimate value to be realized with respect to the warrants, is uncertain. Recognizing that it is not possible to determine a precise fair market value of the warrants at this time, Kinder Morgan and El Paso have had Morgan Stanley, Evercore and Barclays each independently value the warrants using Black-Scholes and other valuation methods. Based on the valuation ranges calculated by the financial advisors, Kinder Morgan estimates the fair value, in accordance with ASC 820, Fair Value Measurements and Disclosures, to be approximately $1.50 per warrant.